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                                                              EXHIBIT (A)(19)

FOR IMMEDIATE RELEASE

CONTACT: KENNETH W. WINGER
         PRESIDENT AND CHIEF EXECUTIVE OFFICER

         PAUL R. HUMPHREYS
         SENIOR VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER
         (803) 933-4210


                    LAIDLAW ENVIRONMENTAL ANNOUNCES RULING ON
                        SAFETY-KLEEN TAKEOVER PROVISIONS

COLUMBIA, South Carolina (February 4, 1998) - Laidlaw Environmental Services, Inc. (NYSE:LLE) today announced that the United States District Court for the Northern District of Illinois has failed to eliminate "poison pill" provisions enacted by the board of directors of Safety-Kleen Corp. (NYSE:SK) or Wisconsin "merger moratorium" statute provisions. The provisions create potential obstacles to the completion of Laidlaw Environmental's current offer to acquire all of the outstanding shares of Safety-Kleen and can only be eliminated by the Safety-Kleen board or through further court action.

         As previously announced, the Company's current offer will expire should Safety-Kleen's shareholders approve the Philip Services merger proposal. Laidlaw urges Safety-Kleen shareholders to vote against the proposed Philip Services merger on February 11, 1998. Laidlaw said it remains committed to its offer and will not withdraw its offer until the February 11th shareholder vote is official and Safety-Kleen shareholders have had sufficient time to accept the offer.

         Laidlaw Environmental Services, Inc., headquartered in Columbia, South Carolina, supplies hazardous and industrial waste management services to industry and government across North America. The Company provides customers with local service from more than 100 locations in the United States and Canada.


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